

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

December 24, 2008

Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

> **RE:** **Rockwood Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **File No. 1-32609**
>
> **Rockwood Specialties Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **File No. 333-109686**

Dear Mr. Zatta:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

<u>Financial Statements</u>

<u>1. Description of Business and Summary of Significant Accounting Policies, page 73</u>

<u>Property, Plant & Equipment, page 75</u>

2. Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

<u>Exhibit Index</u>

3. Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

<u>Definitive Proxy Statement on Schedule 14A Filed on March 26, 2008</u>

<u>2007 Equity Compensation Program, page 18</u>

4. Disclosure states that the aggregate value of each May and December 2007 award was based on a percentage of each recipient's base salary. When you report 2008 compensation, disclose the aggregate value of each award and the percentage of each recipient's base salary on which the aggregate value of each award is based.

5. When you report 2008 compensation, discuss in more detail how you determined the adjusted EBITDA and the annualized earnings per share growth targets. Disclose the growth target amounts, and disclose whether the number of options and performance restricted stock units actually awarded upon vesting is based upon achieving or exceeding the growth target amounts. If the latter, disclose the amount or percentage by which the growth target amounts are exceeded.

Agreements with Robert Zatta, page 29

6. Include in future filings the amount of Mr. Zatta's annual base salary, the amount of Mr. Zatta's signing bonus, and the amount of Mr. Zatta's target annual bonus award under the short term incentive plan. We note the disclosures relating to Mr. Seifi Ghasemi on page 28.

Agreements with Thomas Riordan, page 30

7. Include in future filings the amount of Mr. Riordan's base monthly salary and the amount of Mr. Riordan's target annual bonus award under the short term incentive plan. We note the disclosures relating to Mr. Seifi Ghasemi on page 28.

Form 10-Q for the Quarterly Period Ended September 30, 2008

General

8. Please address the comments above in your interim Form 10-Q as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Factors Which Affect Our Results of Operations, page 30

Income Taxes, page 32

9. On page 63 of your Form 10-K for the year ended December 31, 2007, you indicated that as of December 31, 2007, you had three years of cumulative losses in the UK. You evaluated the deferred tax assets of $16.8 million related to your UK entities and determined that no valuation allowance was needed as of December 31, 2007. Given your three years of cumulative losses through December 31, 2007, the recent downturn in certain industries and general economic conditions through September 30, 2008, we believe you should provide a more detailed explanation as to how you determined it is still more likely than not that your deferred tax assets related to UK entities are realizable. Specifically, please quantify your reliance on future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies.

Critical Accounting Policies and Estimates, page 48

10. It appears that your current market capitalization is significantly below the book value of your equity. Please advise us whether you have performed a recent impairment test. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative

and quantitative factors you considered (e.g. reconciliation). If you have performed a recent impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.

11. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
   • The reporting unit level at which you test goodwill for impairment and your basis for that determination. Consider identifying them;
   • You use a combination of a discounted cash flow analysis and peer multiples to determine the fair value of each reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand how this method is applied and why management selected this method as being the most meaningful in preparing the goodwill impairment analyses;
   • Whether you use other methods and how you weight each of the methods used including the basis for that weighting;
   • A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. It is unclear to us whether the examples provided in the second paragraph on page 61 encompass a total 10% reduction in peer multiples, or only a single example reporting unit; and
   • If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Exhibits 31.1 and 31.2

12. We note that the certifying individuals omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications. We note also that the certifying individuals omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications in the March 31, 2008 10-Q and the June 30, 2008 10-Q. File an amendment to the September 30, 2008 10-Q containing a cover page, explanatory note, signature page, and the certifications in their entirety. See Item 601(b)(31) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant